UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO.         3   )
                                      -----------

                               GADZOOKS, INC.
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)

                                  36255310
                             ------------------
                               (CUSIP Number)

                               AS OF JULY 31, 1998

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 10 pages

CUSIP No. 36255310                 13G                       Page 2 of 10 Pages
          --------                                               ---   ---

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(1) NAMES OF REPORTING PERSONS.             Provident Investment Counsel, Inc.
    S.S. OR I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS


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(2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)    / /
    OF A GROUP*                             (b)    / /
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(3) SEC USE ONLY

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(4) CITIZENSHIP OR PLACE OF ORGANIZATION    Massachusetts

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NUMBER OF SHARES             (5) SOLE VOTING POWER                  0
BENEFICIALLY
OWNED BY                    ----------------------------------------------------
EACH REPORTING               (6) SHARED VOTING POWER                      0
PERSON WITH
                            ----------------------------------------------------
                             (7) SOLE DISPOSITIVE POWER             0

                            ----------------------------------------------------
                             (8) SHARED DISPOSITIVE POWER                 0

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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                 0%

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(12) TYPE OF REPORTING PERSON*                                        CO, IA

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                            Page 2 of 10 pages

CUSIP No. 36255310                 13G                       Page 3 of 10 Pages
          --------                                               ---   ---

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(1) NAMES OF REPORTING PERSONS.                      Robert M. Kommerstad

    S.S. OR I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSON                      (Mr. Kommerstad is no longer a
                                              reporting person. See Item 2.)

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(2) CHECK THE APPROPRIATE BOX IF A MEMBER (A)     / /
    OF A GROUP*                           (B)     / /
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(3) SEC USE ONLY

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(4) CITIZENSHIP OR PLACE OF ORGANIZATION          U.S.A.

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NUMBER OF SHARES             (5) SOLE VOTING POWER                 0
BENEFICIALLY
OWNED BY                    ----------------------------------------------------
EACH REPORTING               (6) SHARED VOTING POWER               0
PERSON WITH
                            ----------------------------------------------------
                             (7) SOLE DISPOSITIVE POWER            0

                            ----------------------------------------------------
                             (8) SHARED DISPOSITIVE POWER          0

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(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0  IA OWNS
    0 SHARES OF COMMON STOCK.  MR. KOMMERSTAD IS NO LONGER A REPORTING
    PERSON.

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(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)          0%

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(12) TYPE OF REPORTING PERSON* Mr. Kommerstad is no longer a reporting person. See Item 2.

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                             Page 3 of 10 pages

ITEM 1.

    (a) NAME OF ISSUER: GADZOOKS, INC.

    (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
        4121 International Parkway, Carrollton, TX 75007

ITEM 2.

    (a) NAME OF PERSON FILING: This statement is being filed by (i) Provident Investment Counsel Inc., a Massachusetts corporation and registered investment adviser ("IA"), and (ii) Robert M. Kommerstad, a shareholder of IA's predecessor, Provident Investment Counsel, a California corporation which was formerly a registered investment adviser ("Former IA"). IA is continuing the business of Former IA, and is a wholly-owned subsidiary of United Asset Management Holdings, which is wholly owned by United Asset Management Corporation ("UAM"). Pursuant to an Acquisition Agreement by and among UAM, Former IA and IA, IA acquired substantially all of the assets of Former IA on February 15, 1995. (the "Acquisition").

     IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Mr. Kommerstad, as a result of the Acquisition, no longer has beneficial ownership of any of the common stock, and is no longer a reporting person.

    (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        IA's Principal Business Office is located at:

              300 North Lake Avenue, Pasadena, CA 91101-4022.


    (c) CITIZENSHIP:

        IA is a Massachusetts corporation.

    (d) TITLE OF CLASS OF SECURITIES:

        Class A Common Stock

                             Page 4 of 10 pages

    (e) CUSIP NUMBER:

        36255310

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A :

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a) (6) of the Act

    (c) / / Insurance Company as defined in section 3(a) (19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers Act

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (1) (ii) (F)

    (g) / / Parent Holding Company, in accordance with Section
            240.13d-1(b) (ii) (G) (Note: See Item 7)

    (h) / / Group, in accordance with Section 240.13d-1(b) (ii) (H)

ITEM 4.  OWNERSHIP

    (a) AMOUNT BENEFICIALLY OWNED: IA directly beneficially owns 0 shares of Common Stock.

    (b) PERCENT OF CLASS:  0%

    (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    sole power to vote or to direct the vote:

                      IA has the power to vote 0 shares. No other person has the power to vote such shares.

                      IA has no power to vote 0 shares for which it has dispositive power.

         (ii)    shared power to vote or to direct the vote:  0

                             Page 5 of 10 pages

        (iii)    sole power to dispose or to direct the disposition of:

                      IA has the power to dispose all 0 shares for which it has direct beneficial ownership. It does not share this power with any other person.

         (iv)    shared power to dispose or to direct the disposition of:    0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          As a result of the Acquisition, Mr. Kommerstad no longer owns any of the common stock. See Item 2 above. IA's beneficial ownership is described in Item 4 above.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          IA, a registered investment adviser, has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

                             Page 6 of 10 pages

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposed or effect.

                             Page 7 of 10 pages

                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUST 10, 1998

                      PROVIDENT INVESTMENT COUNSEL, INC.



By:  /s/ Aaron Eubanks
--------------------------
Aaron Eubanks
Vice President - Operations


                             Page 8 of 10 pages